82-5026

02015741

Computershare

Investor Services

Computershare Trust Company of Canada
100 University Avenue
Toronto, Ontario
M5J 2Y1
Telephone 416-981-9500
Facsimile 416-981-9800
www.computershare.com

Canada
Australia
Channel Islands
Hong Kong
Ireland
New Zealand
Philippines
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United Kingdom
USA

February 8, 2002

To: Alberta Securities Commission
British Columbia Securities Commission
Manitoba Securities Commission
Office of the Administrator, New Brunswick
Securities Commission of Newfoundland
Nova Scotia Securities Commission
Ontario Securities Commission
Registrar of Securities, Prince Edward Island
Commission des valeurs mobilières du Québec
Saskatchewan Securities Commission
Securities Registry, Government of the Northwest Territories
Registrar of Securities, Government of the Yukon Territories
Nunavut Legal Registry
The Toronto Stock Exchange
The New York Stock Exchange
U.S. Securities & Exchange Commission
The Depository Trust Company
The Canadian Depository for Securities Limited

Dear Sirs:

Subject: Canada Life Financial Corporation.

We advise the following with respect to the upcoming Meeting of Shareholders for the subject Corporation:

1.	Meeting Type	:	Annual
2.	Security Description of Voting Issue	:	Common
3.	CUSIP Number	:	135113 10 8
4.	Record Date	:	March 15, 2002
5.	Meeting Date	:	May 2, 2002

Yours truly,

(Signed)
Gary Hyshka
Assistant Account Manager
Stock Transfer Services
(416) 263-9493 (416) 981-9800 Fax

dlw 3/8

c.c. Marie Palombi, Canada Life Financial Corporation